Mail Stop 4561

June 20, 2007

Garry Welsh
Chief Financial Officer (Interim)
Gevity HR, Inc.
9000 Town Center Parkway
Bradenton, FL 34202

      Re: Gevity HR, Inc.
             Form 10-K for Fiscal Year Ended
             December 31, 2006
             Filed March 16, 2007
             Form 10-Q for Quarterly Period Ended
             March 31, 2007
             Filed May 7, 2007
             File No. 0-22701

Dear Mr. Welsh:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Cash Flows

Commitments and Contractual Obligations, page 46

1.   Please revise your table of contractual obligations to include your obligations under the workers' compensation and health care benefit programs or tell us why such obligations should be excluded. Please ensure that you reconcile the total cash obligations to the liability presented on the balance sheet.

Critical Accounting Estimates

Workers' Compensation Receivable/Reserves, page 47

2.   Please disclose the amount of the actuarial determined estimate of the claims incurred and any adjustments made by management to reconcile this amount to the amount recorded in the financial statements. Please make similar disclosures regarding your medical benefit plan liabilities.

Financial Statements

Consolidated Statements of Operations, page F-4

3.   It does not appear that you have allocated any amount of depreciation and amortization to costs of services within your Consolidated Statements of Operations. Please tell us how you have complied with SAB 11B or revise your presentation.

4.   Please tell us why it is appropriate to present your reinsurance contract loss within operating expenses as opposed to within costs of services consistent with the classification of other insurance related costs.

1 Summary of Significant Accounting Policies

Workers' Compensation Costs, page F-10

5.   Here and on page F-18, we note management's use of an independent actuary and
        an appraiser in various estimation processes, including workers' compensation
        liability and identification and valuation of intangible assets. As these actuaries
        and appraisers appear to be experts, please name the actuaries and appraisers and
        provide the appropriate consents.

6 Workers' Compensation Receivable/Reserves, page F-14

6.   Please tell us how you have accounted for the workers' compensation insurance
        contract with AIG. Within your response, please provide to us management's
        analysis supporting your presentation of the assets and liabilities generated under
        the insurance contract on a net basis.   Please cite specific accounting literature
        relied upon.

7.   Please revise your disclosure to include the information required by paragraph 11
        of SOP 94-5 in regards to your workers' compensation and health benefit reserves
        or tell why such information is not necessary.

9 Other Assets, page F-19

8.   We note you have employee receivables. Please tell us from whom these amounts
        are due and whether any of these amounts are due from executive officers. If any
        amounts are due from executive officers, please tell us how you have complied
        with section 402 of the Sarbanes-Oxley Act.

                                    *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief